EXHIBIT 99.1

Cronos Group Issues Statement on Separately Announced Closing of the IPO of Cronos Australia

TORONTO, Oct. 25, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today noted the separately announced closing of the AUD$20 million initial public offering of Cronos Australia Limited (“Cronos Australia”). Under the offering, Cronos Australia issued 40 million new shares at an offering price of AUD$0.50 per share (the “Cronos Australia IPO”). Cronos Australia expects to start trading on the Australian Securities Exchange on a deferred settlement basis on November 7, 2019.

Established in February 2018, Cronos Australia was a 50/50 joint venture between Cronos Group and NewSouthern Capital Pty Ltd., and is led by Rodney Cocks and Peter Righetti.  At the closing of the offering, Cronos Group holds approximately 31 percent of the issued capital of Cronos Australia.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol (CBD) personal care brand. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com; www.lordjones.com.

Forward-Looking Statements
This news release contains “forward‐looking information” and “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward‐looking information.  In some cases, forward‐looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward‐looking statements.  Some of the forward‐looking statements contained in this press release include the planned listing on the Australian Securities Exchange, and the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property.  Forward‐looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties (including the marketability of Cronos Australia’s shares) and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward‐looking statements and the forward‐looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.  The forward‐looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward‐ looking statements.  Readers are cautioned not to put undue reliance on these forward‐looking statements.

Cronos Group Contact
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com